Via Edgar

March 4, 2019

Mr. Patrick Kuhn
Mr. Doug Jones
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Re:	Kirby Corporation
Form 10-K for the Fiscal Year ended December 31, 2017 Filed February 26, 2018
Form 10-Q for the Fiscal Quarter Ended June 30, 2018 Filed August 3, 2018
File No. 001-07615
Response Dated December 11, 2018

Dear Mr. Kuhn and Mr. Jones:

We have received your comment letter dated February 19, 2019 on our 2017 Form 10-K and Form 10-Q for the quarter ended June 30, 2018 and below are our responses to your comments.   Set forth below in italics are the comments made by the staff in your letter followed by our responses.

Form 10-K for the Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note (2) Acquisitions, page 78

1.
Refer to your response to prior comment 4. Please clarify for us why you were not able to provide the pro forma information for each of the S&S and Higman acquisitions pursuant to ASC 805-10-50-2.h.3 which is based on historical information prior to the acquisitions.

Response:

In our response to prior comment 4, our response was focused on our inability to provide specific amounts of revenues and earnings for S&S and Higman after the acquisitions as a result of the quick integration into the Company’s own operations, not historical information prior to the acquisitions.    Sorry if there was any confusion in our previous response.

Mr. Patrick Kuhn and Mr. Doug Jones
Securities and Exchange Commission
March 4, 2019

Our conclusion at the date of acquisitions was that the pro forma results would not be materially different than our actual historical results.  While not quantitatively material, the Company has concluded that qualitatively this information could be meaningful to an investor and has presented pro forma information pursuant to ASC 805-10-50-2.h.3 for the years 2016 and 2017 as though the S&S acquisition had occurred as of the beginning of 2016 in note 3 to our consolidated financial statements in our 2018 Form 10-K, as follows:

The following unaudited pro forma results present consolidated information as if the S&S acquisition had been completed as of January 1, 2016. The pro forma results do not include any of the other acquisitions completed in 2016 through 2018 described above as the effect of these acquisitions would not be materially different from the Company’s actual results.

The pro forma results include the amortization associated with the acquired intangible assets, interest expense associated with the debt used to fund a portion of the acquisition, the impact of the additional shares issued in connection with the S&S acquisition, removal of a product line sold in 2016 and the impact of certain fair value adjustments such as depreciation adjustments related to adjustments to property and equipment. The pro forma results do not include any cost savings or potential synergies related to the acquisition nor any integration costs. The pro forma results should not be considered indicative of the results of operations or financial position of the combined companies had the acquisitions had been consummated as of January 1, 2016 and are not necessarily indicative of results of future operations of the Company.

The following table sets forth the Company’s pro forma revenues and net earnings attributable to Kirby for the years ended December 31, 2016 and 2017 (unaudited and in thousands):

	2016 Pro forma	2017 Pro forma
Revenues	$2,299,800	$2,556,131
Net earnings attributable to Kirby	$125,197	$303,097

2.
Additionally, please clarify the basis for the belief in your disclosure that the acquisitions were not material. In connection with this, provide us with your analysis of the significance of each of the S&S and Higman acquisitions in regard to Rules 3-05 and 11- 01(b)(1) of Regulation S-X.

Response:

For the S&S acquisition, the test for significance under Rules 3-05 and 11-01(b)(1) determined that none of the conditions of the test exceeded the 20% level with the investment test being at 18%, the asset test at 10% and the income test being at 7%.    The combination of acquisitions also did not exceed the 50% significance level when aggregated with only two small business combinations in 2017.

Mr. Patrick Kuhn and Mr. Doug Jones
Securities and Exchange Commission
March 4, 2019

As discussed in the response to comment number one, the S&S acquisition was not considered significant under Rules 3-05 and 11-01(b)(1) and S&S operating results were not deemed material to the pro forma information pursuant to ASC 805-10-50-2.h.3. However, the Company has concluded that qualitatively this information could be meaningful to an investor and has presented pro forma results in note 3 to our consolidated financial statements in our 2018 Form 10-K for the years 2016 and 2017 for the impact of the S&S acquisition in the interest of better disclosure and to facilitate the comparison of the combined companies.

For the Higman acquisition, the test for significance under Rules 3-05 and 11-01(b)(1) determined that none of the conditions of the test exceeded the 20% level with the investment test being at 10%, the asset test at 15% and the income test being at 2%.   The combination of the Higman and S&S acquisitions in aggregate also did not meet the 50% significance level.    The Company’s determination that the pro forma disclosures under ASC 805-10-50-2.h.3 were not material to the financial statements was based in part on the income test being at 2% and Higman’s revenues being less than 10% of the Company’s consolidated revenues.

3.
You state in your response it was difficult to segregate the revenues and earnings of the S&S and Higman acquisitions because they were quickly integrated into your operations. However, we note disclosure in the earnings release included in your Form 8-K furnished November 2, 2017 about the actual and expected per share impacts of the S&S acquisition.  Please reconcile the foregoing for us.

Response:

The Form 8-K and related earnings release was furnished on November 1, 2017, which was approximately six weeks after S&S was acquired. Visibility into the separate operating results of S&S became increasingly difficult over time as the Company was actively working to integrate S&S into the rest of the Company.  The earnings guidance and related impact of the S&S acquisition on future earnings was provided for the 2017 fourth quarter and included a fairly large range.  The earnings guidance was also provided to help investors understand the impact of issuing shares to acquire S&S which was going to dilute the Company’s legacy earnings.  As the fourth quarter of 2017 progressed, the coordination of the sales effort intensified between United Holdings LLC and S&S, and the companies began to complete orders at each other’s manufacturing facilities which resulted in a January 2018 decision to combine the two companies’ financial goals for their incentive compensation system into one combined goal for reasons including the realization that it was becoming impractical to separate the financial performance of the two companies.

Mr. Patrick Kuhn and Mr. Doug Jones
Securities and Exchange Commission
March 4, 2019

4.
We understand new business after the acquisitions may not have been discernible due to the integrated nature of operations, as stated in your response in regard to S&S. However, it is not clear how operations of each acquisition existing at the date of acquisition and continuing thereafter were no longer discernible.  Please advise.

Response:

Due to the extent of the integration of the acquired operations with the Company’s legacy operations following the acquisition, it is impractical to discern the revenue and earnings of the acquired operations, as all such transactions are co-mingled with legacy operations and not captured in a single reporting unit resulting in the inability to report information that relates solely to the acquired operations.

We have added disclosure of the fact that it is not practical to separate the results of the acquisitions due to the quick integration of acquired companies’ operations in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2018 Form 10-K to explain why the disclosure is not included. The following disclosures were included:

The S&S operations were quickly integrated into the Company’s own operations. This helped the Company to secure orders for the manufacture of pressure pumping units that both standalone companies would have struggled to deliver on-time to the customer and would likely have not received, as well as began to complete orders at each other’s manufacturing facilities for geographic convenience as well. Due to the accelerated integration, it is not practical to provide a specific amount of revenues for S&S, but the acquisition of S&S in 2017 was one of the primary factors that drove increases in distribution and services revenues in 2018 compared to 2017 and 2017 compared to 2016.

The Higman fleet was quickly integrated into the Company’s own fleet. The Higman equipment began to operate on the Company’s contracts soon after the acquisition and Higman barges worked with the Company’s towboats and vice versa resulting in differences in vessel utilization and pricing among individual assets and the consolidated fleet. Due to this quick integration, it is not practical to provide a specific amount of revenues for Higman but the acquisition in February 2018 was one of the primary factors that drove increases in marine transportation revenues in 2018 as compared to 2017.

Mr. Patrick Kuhn and Mr. Doug Jones
Securities and Exchange Commission
March 4, 2019

* * * * *

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 713-435-1000 if you have any questions.

Sincerely,

/s/ William G. Harvey
William G. Harvey
Executive Vice President and Chief Financial Officer

cc:  David W. Grzebinski – President and Chief Executive Officer